UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WEX INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value
(Title of Class of Securities)
96208T104
(CUSIP Number of Class of Securities)

Sara Trickett
Chief Legal Officer and Corporate Secretary
WEX Inc.
1 Hancock St.
Portland, Maine 04101
(207) 773-8171
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Amanda Fenster
Lyuba Goltser
Weil, Gotshal & Manges LLP
767 5th Ave
New York, New York 10153
(212) 310-8000

Marisa D. Stavenas
John G. O’Connell
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by WEX Inc., a Delaware corporation (“WEX” or the “Company”), on February 26, 2025, as amended and supplemented by Amendment No. 1 on February 27, 2025 (as amended, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to $750 million in value of shares of its common stock, par value $0.01 per share (the “Common Stock”), at a purchase price of not less than $148.00 nor greater than $170.00 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated February 26, 2025 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO and the Offer to Purchase. On March 6, 2025 (the “Notes Closing Date”), the Company completed its previously announced offering (the “Notes Offering”) of $550 million in aggregate principal amount of its new 6.500% senior unsecured notes due 2033 (the “Notes”) in a private offering that is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). On the Notes Closing Date, the Company also entered into an amendment (the “Seventh Amendment”) to that certain Amended and Restated Credit Agreement, dated as of April 1, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified, prior to the Notes Closing Date, the “Existing Credit Agreement”, and as further amended by the Seventh Amendment, the “Amended Credit Agreement”), by and among the Company and certain of its subsidiaries identified therein, the lenders party thereto from time to time, and Bank of America, N.A., as administrative agent on behalf of the lenders, to establish an incremental tranche of senior secured tranche B term loans in an aggregate principal amount of $450 million (the “Incremental Term Loan B-3 Facility”) and to amend the consolidated leverage ratio level applicable to the Company’s unlimited restricted payments covenant from 2.75:1.00 to 3.50:1.00 (the “Ratio Basket Amendment”).

 The Offer was previously subject to a financing condition that the Company receive gross proceeds of one or more debt financings of at least $750 million, as well as an amendment to the Existing Credit Agreement to enable the Company to purchase up to $750 million in value of shares of Common Stock tendered in the Offer. The Company previously disclosed that it intended to use the net proceeds of the Notes Offering, together with cash on hand and the net proceeds of borrowings under the Incremental Term Loan B-3 Facility, to fund the Offer and related fees and expenses, and the remaining amount, if any, for general corporate purposes, including repayments under the revolving portion of the Company’s senior secured credit facilities. Because the Company received gross proceeds of at least $750 million from the Notes Offering and the Incremental Term Loan B-3 Facility and entered into the Seventh Amendment which provided for the Ratio Basket Amendment, the Company waived the Financing Condition (as defined in the Offer to Purchase) and, as a result, the Company amended the Offer to remove the Financing Condition to which the Offer was previously subject.

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.

Items 1 through 11.

The disclosure in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

•
All references to the Company’s intention to use the net proceeds of the Notes Offering, together with cash on hand and the net proceeds of borrowings under a proposed new incremental term loan B facility in an aggregate principal amount of $450 million to fund the Offer and related fees and expenses, and the remaining amount, if any, for general corporate purposes, including repayments under the revolving portion of the Company’s Senior Secured Credit facilities now mean that the Company intends to use the net proceeds from the Notes Offering, together with the net proceeds of borrowings under the Incremental Term Loan B-3 Facility and cash on hand, to (i) fund the Offer, (ii) repay approximately $250 million outstanding under the revolving portion of the Company’s senior secured credit facilities, and (iii) pay related fees and expenses, with any amounts remaining thereafter to be used for general corporate purposes, which may include additional repurchases of Common Stock after the expiration of the Offer.

•	All references to the Financing Condition are hereby deleted in their entirety.

•	11 Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

Pages 28-30 of the Offer to Purchase are hereby amended and supplemented by deleting the section beginning on page 28 titled “Interests of Directors and Executive Officers” up to but excluding the section beginning on page 30 titled “Recent Securities Transactions” in its entirety and replacing it with the following:

Interests of Directors and Executive Officers. As of February 24, 2025, we had 38,816,270 shares of Common Stock outstanding. Our directors and executive officers as a group (21 persons) beneficially owned an aggregate of 607,303 shares of Common Stock as of February 24, 2025, representing approximately 1.6% of our outstanding shares of Common Stock. This figure includes equity awards that will vest within 60 days of February 24, 2025. Our directors and executive officers are entitled to participate in the Offer on the same basis as all other stockholders. Our directors and executive officers have advised us that they do not currently intend to participate in the Offer.

Our directors and executive officers may, subject to applicable law and applicable policies and practices of the Company, sell their shares from time to time in open market or other transactions at prices that may be more or less favorable than the Purchase Price to be paid to our stockholders pursuant to the Offer. Assuming that no such transactions occur, the beneficial ownership of our directors and executive officers will proportionately increase as a percentage of our outstanding Common Stock following the consummation of the Offer.

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of February 24, 2025 (except as otherwise indicated by footnote) by: (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock; (ii) each of the Company’s directors; (iii) each of the Company’s named executive officers; and (iv) all of the Company’s directors and executive officers as a group. The number of shares beneficially owned by each director and executive officer includes shares of Common Stock that such person had the right to acquire on or within 60 days of February 24, 2025. Except as otherwise indicated by footnote or in the table, each person has sole voting power and sole dispositive power with respect to such shares and has the business address of 1 Hancock Street, Portland, Maine 04101.

Name and Address(1)	Common Stock Owned(2)	Right to Acquire(3)	Total Securities Beneficially Owned(3)	Percent of Outstanding Shares
Principal Stockholders:
The Vanguard Group(4) 100 Vanguard Blvd Malvern, PA 19355	4,199,017	—	4,199,017	10.8%
Janus Henderson Group plc(5) 201 Bishopsgate EC2M 3AE, United Kingdom	4,052,379	—	4,052,379	10.4%
BlackRock, Inc.(6) 55 East 52nd Street New York, NY 10055	3,841,491	—	3,841,491	9.9%
Impactive Capital LP(7) 152 West 57th Street, 17th Floor New York, NY 10019	2,184,072	—	2,184,072	5.6%
Morgan Stanley(8) 1585 Broadway New York, NY 10036	2,123,174	—	2,123,174	5.5%
JP Morgan Chase & Co.(9) 383 Madison Avenue New York, NY 10179	2,014,444	—	2,014,444	5.2%
Named Executive Officers, and Directors:
Melissa Smith(10)	126,094	220,806	346,900	*
Jagtar Narula	7,120	22,160	29,280	*
Jay Dearborn	20,023	38,644	58,667	*
Robert Deshaies	7,582	43,153	50,735	*
Sachin Dhawan	3,163	1,505	4,668
Daniel Callahan**	—	—	—	*
Shikhar Ghosh**	6,598	—	6,598	*
James Groch**	5,750	—	5,750	*
James Neary	7,223	—	7,223	*
Stephen Smith	6,011	—	6,011	*
Susan Sobbott**	4,207	—	4,207	*
Aimee Cardwell	—	—	—	*
Jack VanWoerkom**	2,860	—	2,860	*
Nancy Altobello**	—	—	—	*
Derrick Roman**	2,657	—	2,657	*
Directors and Executive Officers as a Group (21 Persons)(11)	219,307	387,996	607,303	1.6%

*Less than 1%
**	Please refer to footnote (2) to see information regarding the deferred stock units in WEX Inc. held by certain directors.

(1)	Unless otherwise noted, the business address for the individual is in care of WEX Inc., 1 Hancock Street, Portland, ME 04101.

(2)
Unless otherwise noted, includes shares for which the named person or entity has sole voting and investment power or has shared voting and investment power, including with his or her spouse. Excludes shares that may be acquired through stock option exercises or through the vesting of restricted stock units, which are accounted for in the column “Right To Acquire”. This table does not include deferred stock units (which are listed as of the date of this table, February 24, 2025), which will convert into the following number of shares that will be acquired by our non-employee directors 200 days after their separation from our Board: 42,169 shares by Mr. Ghosh; 6,606 shares by Mr. VanWoerkom; 1,250 shares by Mr. Roman; 3,427 shares by Ms. Altobello; 7,322 shares by Mr. Groch; 8,692 shares by Mr. Callahan; and 1,147 shares held by Ms. Sobbott.

(3)
The Right to Acquire column includes shares that can be acquired through stock option exercises, the vesting of restricted stock units or the vesting of market share units (“MSUs”) through April 25, 2025, and excludes shares that may not be acquired until on or after April 26, 2025. The number of MSUs included reflects the target performance, which amount may change at the time of vesting. The Total Securities Beneficially Owned column includes both the Common Stock Owned and Right to Acquire columns.

(4)
This information was reported on a Schedule 13G/A filed by The Vanguard Group (“Vanguard”) with the SEC on February 13, 2024. The Schedule 13G/A reported that Vanguard has shared voting power over 16,545 shares, sole dispositive power over 4,136,750 shares and shared dispositive power over 62,267 shares. The percentage reported is based on the assumption that Vanguard had beneficial ownership of 4,199,017 shares of Common Stock on February 24, 2025.

(5)
This information was reported on a Schedule 13G/A filed by Janus Henderson Group plc (“Janus Henderson”) with the SEC on February 14, 2025. The Schedule 13G/A reported that Janus Henderson has shared voting power and shared dispositive power over 4,052,379 shares. The percentage reported is based on the assumption that Janus Henderson had beneficial ownership of 4,052,379 shares of Common Stock on February 24, 2025.

(6)
This information was reported on a Schedule 13G/A filed by BlackRock, Inc. (“BlackRock”) with the SEC on January 25, 2024. The Schedule 13G/A reported that BlackRock has sole voting power over 3,718,042 shares and has sole dispositive power over 3,841,491 shares. The percentage reported is based on the assumption that BlackRock had beneficial ownership of 3,841,491 shares of Common Stock on February 24, 2025.

(7)
This information was reported on a Schedule 13D filed by Impactive Capital LP (“Impactive”) with the SEC on November 30, 2022. The Schedule 13D reported that Impactive has shared voting power and shared dispositive power over 2,184,072 shares. The percentage reported is based on the assumption that Impactive had beneficial ownership of 2,184,072 shares of Common Stock on February 24, 2025.

(8)
This information was reported on a Schedule 13G filed by Morgan Stanley with the SEC on November 8, 2024. The Schedule 13G reported that Morgan Stanley has shared voting power over 2,005,944 shares and shared dispositive power over 2,057,045 shares. The percentage reported is based on the assumption that Morgan Stanley had beneficial ownership over 2,123,174 shares of Common Stock on February 24, 2025.

(9)
This information was reported on a Schedule 13G filed by JPMorgan Chase & Co. (“JP Morgan”) with the SEC on February 10, 2025. The Schedule 13G reported that JP Morgan has sole voting power over 1,889,871 shares, sole dispositive power over 2,009,583 shares and shared dispositive power over 245 shares. The percentage reported is based on the assumption that JP Morgan had beneficial ownership over 2,014,444 shares on February 24, 2025.

(10)
Includes 1,692, 1,693, and 1,693 shares held indirectly respectively through three trusts for the benefit of Ms. Smith’s three children, 18,277 shares held indirectly through Ms. Smith’s spouse, and 33,719 shares held indirectly through a grantor retained annuity trust for the benefit of Ms. Smith’s children.

(11)	In addition to the Named Executive Officers and directors included in this table, six other executive officers were members of this group as of February 24, 2025.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7(a), (b) and (d) of the Schedule TO are hereby amended and supplemented by the following information:

Issuance of the Notes

On the Notes Closing Date, the Company completed the Notes Offering. The Notes are governed by an indenture dated as of March 6, 2025, among the Company, the subsidiary guarantors party thereto (the “Guarantors”) and Citibank, N.A., as trustee (the “Indenture”). The Notes are fully and unconditionally guaranteed by the Guarantors on a senior unsecured basis (the “Guarantees” and, together with the Notes, the “Securities”). The Notes and the Guarantees are effectively subordinated to the Company’s and the Guarantors’ secured indebtedness, to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to all liabilities of the Company’s subsidiaries that do not guarantee the Notes.

The Company will pay 6.500% interest per annum on the principal amount of the Notes, payable semi-annually on March 15 and September 15 of each year. Interest on the Notes will accrue from March 6, 2025, and the first interest payment date for the Notes will be September 15, 2025. The Notes will mature on March 15, 2033, unless they are earlier redeemed or repurchased in accordance with the terms set forth in the Indenture.

The Indenture contains covenants that, among other things, limit the Company’s and certain of its subsidiaries’ (other than the Bank Regulated Subsidiaries (as defined in the Indenture)) ability to (i) create or permit to exist certain liens on any of their property or assets securing any indebtedness, without securing the Notes equally and ratably with (or prior to) such secured indebtedness and (ii) enter into sale leaseback transactions. The Company and the Guarantors are also limited in their ability to consolidate with or into, or convey, lease or otherwise transfer all or substantially all of their assets on a consolidated basis to any person, subject to certain exceptions.

Prior to March 15, 2028, the Company may, at its option, redeem all or a portion of the Notes at the applicable make-whole price set forth in the Indenture. Prior to March 15, 2028, the Company may, at its option, redeem up to 40% in aggregate principal amount of the Notes with an amount not greater than the net proceeds of certain equity offerings at the redemption price set forth in the Indenture so long as at least 50% of the aggregate principal amount of the Notes (originally issued) remains outstanding immediately afterwards. The Company has the option to redeem all or a portion of the Notes at any time on or after March 15, 2028 at the redemption prices set forth in the Indenture. Upon the occurrence of a Change of Control Triggering Event (as defined in the Indenture), the Company is required to offer to repurchase the Notes at 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

The Indenture also contains customary events of default. Indebtedness under the Notes may be accelerated in certain circumstances upon an event of default as set forth in the Indenture.

The Notes have not been and will not be registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act or any applicable state securities or blue sky laws.

Incremental Term Loan B-3 Facility and Seventh Amendment

The Seventh Amendment amends certain terms of the Existing Credit Agreement, including without limitation, to provide for the Incremental Term Loan B-3 Facility, scheduled to mature on March 6, 2032. The Incremental Term Loan B-3 Facility bears interest at a rate per annum equal to SOFR plus 1.75% or alternative benchmarks and spreads as set forth in the Amended Credit Agreement. The Incremental Term Loan B-3 Facility may be voluntarily prepaid without penalty or premium, other than a 1.00% prepayment premium in the case of any “repricing transaction” within six months of the Notes Closing Date. The Company’s obligations with respect to the Incremental Term Loan B-3 Facility are guaranteed by certain of the Company’s subsidiaries, and those obligations and guarantees are secured by substantially all of the assets of the Company and certain of its subsidiaries. The Seventh Amendment also amends the consolidated leverage ratio level applicable to the Company’s unlimited restricted payments covenant from 2.75:1.00 to 3.50:1.00. All other terms and provisions of the Amended Credit Agreement remain substantially the same as the Existing Credit Agreement.

The foregoing descriptions of the Indenture, the Notes and the Seventh Amendment are summaries of the material terms of the Indenture, the Notes and the Seventh Amendment, copies of which have been incorporated by reference from Exhibits 4.1, 4.2 and 10.1 to the Company’s Current Report on Form 8-K dated March 6, 2025 as Exhibits (b)(1), (b)(2) and (b)(3) to the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(b)(1)
Indenture, dated March 6, 2025, among WEX Inc., the guarantors party thereto and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on March 6, 2025).

(b)(2)	Form of 6.500% Senior Unsecured Notes due 2033 (incorporated by reference to Exhibit 4.2 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on March 6, 2025).
(b)(3)
Seventh Amendment, dated as of March 6, 2025, to that certain Amended and Restated Credit Agreement, dated as of April 1, 2021, by and among WEX Inc. and certain of its subsidiaries identified therein, the lenders party thereto from time to time, and Bank of America, N.A., as administrative agent on behalf of the lenders (including a conformed copy of the Amended and Restated Credit Agreement, reflecting all amendments through the Seventh Amendment, attached as Annex A thereto) (incorporated by reference to Exhibit 10.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on March 6, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2025

WEX INC.

By:	/s/ Jagtar Narula
	Name:	Jagtar Narula
	Title:	Chief Financial Officer